EXHIBIT 99.1
PRESS RELEASE

AuRico Gold Announces Increased Consolidated Production
and Reduced Cash Cost Guidance

Expansion Programs Underway at the El Chanate and El Cubo Mines

Toronto: July 21, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico” or “the Company”) is pleased to announce a positive revision to its consolidated operational outlook for 2011 that includes an increase in production and a reduction in cash cost estimates for 2011. The Company is also providing a status update on progress at the El Chanate and El Cubo mines.

Our improved operational outlook is supported by the robust performance continuing to be reported from the flagship Ocampo mine, the expansion program that has been implemented at the El Chanate mine and the resumption of commercial production at the El Cubo mine on July 11th. AuRico has revised its consolidated operational outlook for 2011, including the reduction in cash cost estimates for Ocampo as announced on July 12th, as follows:

2011 Consolidated Operational Outlook Update (Ocampo, El Cubo and El Chanate3)
	Previous Outlook	Revised Outlook
Gold Production (ounces)	167,000 to 189,000	175,000 to 195,000
Silver Production (ounces)	4,840,000 to 5,555,000	4,950,000 to 5,500,000
Gold Eq. Production (ounces)1	255,000 to 290,000	265,000 to 295,000
Total Cash Costs per Gold Eq. Ounce1,2	$455-$485	$445-$475
1. Assumes a gold equivalency ratio of 55:1 2. Assumes a foreign exchange rate of 12.0 Mexican pesos to 1 U.S. dollar 3. Attributable production

The Company anticipates that a further update maybe provided in September when the preliminary impact of the expansion programs launched at El Chanate and El Cubo begin to be realized.

“Throughout the first half of the year Ocampo continued to deliver strong production results at cash costs below the industry average and this robust performance has been further augmented by our growing and diversified production profile. Production from the El Chanate mine contributed to our operating results for the first time in Q2 and with the commencement of commercial production at El Cubo in mid-July, we look forward to record results in the coming quarters,” stated Rene Marion, President and Chief Executive Officer. “Ongoing productivity initiatives will be further enhanced in the coming quarters as we gain traction from our multi-phased expansion program at El Chanate, the introduction of long-hole mining methods at El Cubo and further productivity improvements at Ocampo. Over the past eighteen months, the Company has undergone a considerable transformation and is now one of the fastest growing mid-tier precious metal producers, with a solid track record of delivering results.”

El Chanate Expansion Program Overview

The Company has already made significant progress through implementing the first phase of a potential 5-phase strategic expansion program that was launched immediately upon acquiring the El Chanate operation on April 8th. The 5-phase program targets up to an 86% increase in the crushing and stacking rate from the 2010 average of 14,000 tonnes per day to 26,000 tonnes per day. Initially, the Company will implement Phases 1 and 2 that target a cumulative 50% increase in the crushing and stacking rates to 21,000 tonnes per day by mid-2012. At current spot metal prices the Phase 1 and 2 expansions are anticipated to yield an internal rate of return of over 1,300%. The decision to proceed with any, or all, of the remaining phases will be made following the completion of the 2011 year-end El Chanate reserve update that will incorporate the 213 holes drilled to June 30th that are not included in the previous reserve and the planned 20,000 metres expected to be drilled in the second half of 2011. With a new reserve anticipated to be issued in late Q1 2012, together with an updated mine design, a decision will be made on how many of the remaining Phases will be completed to reach optimal capacity.

Phase 1 (Target: 18,000 tonnes per day)
As of the end of Q2, Phase 1 of the expansion program had already delivered a 79% increase (116% month to date in July) in material moved and a 30% increase in the crushing and stacking rate to approximately 18,000 tonnes per day. This improvement in tonnage was attained through an increase in the crush size to 0.38 inches, from 0.16 inches, as internal reviews indicate that leach recovery is not sensitive to crush size in that range, but rather to solution levels. Other initiatives include an initial upgrade to the conveyor and stacking systems, an additional stacker, an additional track dozer and the conversion to a cascaded leach operation. Phase 1 is expected to be completed by the end of the third quarter.
●	Capital estimate: $1.8-2.3 million
●	Payback: 3 months

Phase 2 (Target: 21,000 tonnes per day)
Phase 2 targets a cumulative 50% increase in the crushing and stacking rate to 21,000 tonnes per day  that will be achieved through a further expansion of the conveyor system, the deployment of additional mobile equipment, two new grasshoppers, upgrades to the carbon recovery plant and a further optimization of the agglomeration system. The eight month program is anticipated to be launched in early Q4 and completed in mid-2012.
●	Capital estimate: $1.6-2.1 million
●	Payback:2 months

Phase 3 (Target: 23,000 tonnes per day)
The third phase of the expansion program would include further operational enhancements including an upgrade to the primary crushing system, installation of a dust collection system and further expansion of the conveyor and stacking systems. If implemented, the anticipated completion date of the third phase would be in the second half of 2012.
●	Capital estimate: $1.8-2.3 million
●	Payback:4 months

Phase 4 (Target: 26,000 tonnes per day)
The fourth phase of the expansion program would include construction of a second stacker line, installation of a new stacker and new grasshoppers to realize further enhancements to the conveyor and stacking systems. If implemented, the anticipated completion date of the fourth phase would be Q3 2012.
●	Capital estimate: $2.0-2.5 million
●	Payback:3 months

Phase 5 (Process Optimization)
The final phase of the expansion program would focus on process optimization and improving agglomeration including the installation of a third agglomeration drum and a new foundry induction furnace. If implemented, the anticipated completion date of the fifth phase would be Q3 2012.
●	Capital estimate: $1.4-1.9 million

Exploration Update
The 2011 exploration program launched in April at the El Chanate mine continues to deliver encouraging results. A second exploration drill is expected to be mobilized on site by the end of July with 20,000 metres of drilling in 90 holes planned during the second half of the year with one reverse circulation (“RC”) and one diamond drill, at a projected cost of $2.4 million. The objective of the program is to increase in-pit reserves, add new reserves outside of the existing ultimate pit limit and identify new targets for follow-on drilling.

El Cubo Operational Ramp-up

Commercial production resumed at the El Cubo mine on July 11th led by a new mine management team under a new modern collective agreement. The new team has launched a strategic operational enhancement program and we expect to realize ongoing productivity enhancements to be reported from El Cubo going forward.

When commercial production resumed at the Los Torres mill there were more than 75,000 tonnes stockpiled ahead of the mill for processing. Since restarting, the mill has been processing at a rate in excess of 1,650 tonnes per day. Mining rates have increased to average 1,100 tonnes per day and continue to ramp up to the targeted rate of 1,800 tonnes per day more quickly than the planned timeline of mid-2012.

Underground Operations and Conversion to Long-hole Mining
With the goal of replicating the success of the conversion to long-hole mining achieved at the Ocampo underground, long-hole stope drilling commenced in June and drilling rates will be further increased in late-July with the delivery of the first of two new production drill rigs. Long-hole stoping conversion is expected to lead to greater productivity, lower dilution and decreased unit costs. During the period Q4 2008 to Q4 2010, underground tonnes per day at Ocampo increased by over 125%, with a corresponding 25% decrease in unit mining costs while mining dilution decreased significantly.These improvements are primarily due to the changeover to long-hole stoping. It is anticipated that with the introduction of long-hole stoping at El Cubo, manpower productivity should increase to a level such that cut-and-fill crews could be redeployed towards exploration drifting on targets identified from surface drilling. A planned capital investment of $1.5 million has been allocated to purchase two Stopemate long hole drills, three scoop trams and the conversion of an additional three scoop trams to remote mucking. It is anticipated that 30% of ore mining will be long-hole by the end of year and that productivity in the initial areas selected for long-hole mining will be higher than if they were to be mined using the cut-and-fill method.

Dolores – Capulin Target
Dedicated jumbo development toward the Dolores–Capulin resource discovery commenced May 1st and has advanced 110 metres to date. It is expected that development will have advanced sufficiently by Q2 2012 to allow stoping activities to begin. Concurrently, additional surface drilling is planned to further delineate the extent of the ore zone. The current resource at Dolores-Capulin stands at 47,755 Measured and Indicated gold equivalent ounces, using a gold equivalency rate of 55:1.

Exploration Update
The surface exploration program at El Cubo is being re-started with one diamond drill rig being mobilized by the end of July. The planned 12,000metre, 36hole, $1.8 million program will initially focus on the Dolores-Capulin and Puertecito discoveries made in early 2010.

The contents of this press release have been reviewed and approved by Chris Bostwick, Senior Vice President - Technical Services, who is a "Qualified Person" for the purposes of NI 43-101.

About AuRico Gold
AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. AuRico’s strong pipeline of development and exploration stage projects include the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with six exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Goldwebsite at http://www.auricogold.com or contact:

René Marion President & Chief Executive Officer AuRico Gold Inc. 1-647-260-8880	Anne Day Director of Investor Relations AuRico Gold Inc. 1-647-260-8880

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Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources,‛ that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the grades of additional underground and surface drilling programs at El Chanate, the ability to delineate additional measured and indicated resources or reserves as a result, the suitability of targets for future open pit mining at El Chanate, anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at El Chanate and the success of the Company’s exploration approach, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 and 2012 results, operating performance projections for 2011 and

2012, our ability to fully fund our business model internally, 2011 and 2012 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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